May 26, 2005

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Comment Letter Dated May 10, 2005 – Meridian Bioscience, Inc. Form 10-K for the fiscal year ended September 30, 2004. File No. 000-14902.

Mr. Rosenberg:

I am in receipt of the SEC’s comment letter regarding Meridian’s 2004 Annual Report on Form 10-K. Meridian has responded to each of the points below.

In response to your letter, Meridian hereby acknowledges –

✓	Meridian is responsible for the adequacy and accuracy of the disclosure in its filings;

✓	SEC staff comments or changes to disclosure in response to staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filing; and

✓	Meridian may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Comment No. 1 – Revenue Recognition

SEC Staff Comment

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of...

Critical Accounting Policies

Revenue Recognition, page 26

1.	We believe that your disclosure related to estimates that reduce gross revenue, such as estimated rebates and cash discounts, could be improved as follows, as applicable:

a.	Please disclose the nature and amount of each accrual at the balance sheet date. In addition, please disclose the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual. This disclosure could be a range of reasonably likely amounts or other type of sensitivity analysis.

b.	Please disclose the factors that you consider in estimating each accrual, such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of new products.

c.	To the extent that information you consider in b. is quantifiable, please disclose both quantitative and qualitative information and discuss to what extent information is from external sources (e.g., end-consumer demand, third-party market research data comparing wholesaler inventory levels to end-customer demand). For example, in discussing your estimate of product that may be returned, please consider disclosing and discussing, preferably by product and in tabular format, the total amount of product (in sales dollars) that could potentially be returned as of the balance sheet date and disaggregated by expiration period.

d.	If applicable, please discuss any shipments made as a result of incentives and/or in excess of your customer’s ordinary course of business inventory level. Please discuss your revenue recognition policy for such shipments.

e.	You should consider disclosing a roll forward of the accrual for each estimate for each period presented showing the following:

•	Beginning balance,

•	Current provision related to sales made in current period,

•	Current provision related to sales made in prior periods,

•	Actual returns or credits in current period related to sales made in current period,

•	Actual returns or credits in current period related to sales made in prior periods, and

•	Ending balance.

f.	In your discussions of results of operations for the period to period revenue comparisons, please discuss the amount of and reason for fluctuations for each type of reduction of gross revenue such as estimated rebates and cash discounts, including the effect that changes in your estimates of these items had on your revenues and operations.

Meridian’s Response

We understand the SEC’s points in the revenue recognition comment and have the following responses.

Paragraph 1a

The rebate accrual and cash discount reserve were $1,318,000 and $10,000, respectively, at September 30, 2004. As a matter of company policy, Meridian does not accept product returns, except in the rare situation of a product recall. The amount of the cash discount reserve was not material to the consolidated financial statements, and that was our basis for not disclosing the information that the comment letter mentioned in Paragraphs 1b, 1c, 1e and 1f. Cash discounts will be removed from the critical accounting policy disclosure in future filings.

We next would like to provide you with a further explanation of our rebates, in order to put this matter in proper context in light of the comments in Paragraphs 1b, 1c, 1d and 1f.

Rebates in the diagnostic business are contractual in nature and are designed to reimburse the distributor for the costs of administrative functions (e.g., billing the customer) and logistics activities (e.g., shipping product). Most of the factors mentioned in paragraphs 1b and 1c of the comment letter (product returns, remaining shelf life, price changes from competitors and introductions of new products) are not relevant in determining provisions to reduce revenues at the time of sale for rebates.

A simple example of a rebate transaction follows. A Meridian sales representative negotiates a price with ABC Hospital for XYZ diagnostic test for $100. ABC Hospital normally purchases its diagnostic kits and other medical supplies through distribution in order to minimize the number of shipments it handles, rather than purchasing direct from Meridian. Meridian normally sells to the independent distributor at a price of $95. In order to compensate the distributor for handling the inventory and billing the customer, Meridian rebates $5 per kit to the distributor. The terms of the rebate are specific to ABC Hospital, the distributor and XYZ diagnostic kit, and are put in writing via contract. In this example, the distributor’s adjusted gross profit margin after the rebate is 10% based on a selling price of $100 and an adjusted cost of $90.

Although the rebate is earned by the distributor at the time of sale to ABC Hospital, Meridian reduces its revenue at the time of sale to the distributor, in accordance with the provisions of EITF No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including the Reseller of a Vendor’s Products).

Paragraphs 1b and 1c of the SEC’s comment letter

Meridian estimates its rebate provisions using historical experience. The following factors are specifically included in the provision calculation:

•	Historical rebate data (reported by distributors to Meridian each month based on product that is sold through to the end customer);

•	Historical distributor sales data (from Meridian internal records); and

•	Regression analysis.

As mentioned above, Meridian does not accept product returns for expired but unsold product, and thus; product returns, distributor inventory levels, etc., are not relevant in estimating rebate provisions. Nor are they applicable to the disclosure considerations mentioned in Paragraph 1c.

Paragraph 1d

Meridian did not have shipments made as a result of incentives. Meridian’s independent distributors, and direct customers, assume all inventory risk. Meridian’s “no return” policy, mentioned above, supports this.

Paragraph 1e

Meridian’s rebate provision is recorded as a reduction in revenue and corresponding reduction in accounts receivable. Meridian does not view the rebate provision as a valuation reserve in the context of the ultimate realizability of accounts receivable after the sales transaction has occurred. The rebate provision is simply an adjustment to the selling price of the product to the distributor. As such, Meridian believes that the activity roll forward mentioned in Paragraph 1e would not be applicable.

Paragraph 1f

The level of rebates in the diagnostic business is part of the overall price variance, and on a product line basis, generally does not impact gross profit margins (assuming consistent mix of distributor and direct customer (end-users such as hospitals and laboratories) sales). We do, from time-to-time and when significant, disclose the impact of price variances on the business. However, in recent quarterly periods, most of our change in US Diagnostic revenues has been driven by volume variances.

Comment No. 2 – Income Taxes

SEC Staff Comment

Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements

(5) Income Taxes, page 45

2.	We noted that your tax provisions take into consideration the judgmental nature of certain tax positions. Please clarify for us what you mean by this disclosure and tell us why disclosure under SFAS 5 particularly paragraph 10 is not necessary. Further with respect to your disclosure in MD&A under critical accounting estimates, provide us your analysis as to why you concluded that reasonably likely changes in these estimates would not be material to not only financial position but also to operations and cash flows.

Meridian’s Response

The disclosure in Note 5 to the consolidated financial statements reads as follows:

“From time to time, Meridian’s tax returns in Federal, state and foreign jurisdictions are examined by the applicable tax authorities. Meridian’s tax provisions take into consideration the judgmental nature of certain tax positions. Meridian believes that it has complied with all tax laws and regulations to which it is subject, and that the results of any tax authority examinations will not have a significant adverse impact on its financial condition. To the extent that tax benefits result from the completion of these examinations or the passing of the statutes of limitation, they will affect the provision in the period known.”

What is meant by this disclosure is that, Meridian has recognized tax reserves for the differences between the probable tax determinations and the “as filed” tax positions of certain assets and liabilities. In future filings, we will include this statement in our disclosure.

In evaluating the disclosure provisions of SFAS No. 5, Paragraph 10, Meridian considered the last sentence of this paragraph, which states: “Disclosure is not required of a loss contingency involving an unasserted claim or assessment when there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable.” In this particular case, the claimant would be the Internal Revenue Service (IRS), state and/or local tax authorities, and a claim assertion would not be made unless an examination of the applicable return(s) took place and the specific basis difference was examined.

With respect to our conclusion that “reasonably likely changes in these estimates would not be material,” it is based on consultations with outside tax counsel regarding the technical merits of the “as-filed” tax positions and the corresponding amount of reserves provided (e.g., if the “as-filed” tax positions were challenged upon IRS, state and/or local tax authority examination of applicable tax returns, reserves have been established at a level commensurate with an amount one would reasonably expect upon settlement). In future filings, we will include in our disclosure, a statement that the results of any tax authority examinations would not have a significant adverse impact on Meridian’s financial condition, results of operations or cash flows.

In some cases, tax returns may be examined and the “as-filed” tax positions of certain assets and liabilities may not be challenged or may not be examined, or the statutes of limitation may expire. The last sentence of our disclosure was intended to inform the reader of the financial statements that, in such situations, corresponding tax reserve adjustments would favorably impact the tax provision.

Comment No. 3 – Major Customers and Segment Data

SEC Staff Comment

(7) Major Customers and Segment Data, page 49

3.	In your discussion of net sales in your MD&A under Results of Operations, we noted that sales for your US Diagnostics segment and for your Life Science segment each resulted from the sale of different types of products. However, you do not appear to disclose the amount of sales from these products and it is unclear how these products are similar. As such, please clarify for us how you have complied with the disclosures required by paragraph 37 of SFAS 131.

Meridian’s Response

SFAS No. 131, Paragraph 37, reads as follows:

“An enterprise shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impractical to do so. The amounts of revenues reported shall be based on the financial information used to produce the enterprise’s general-purpose financial statements. If providing the information is impracticable, that fact shall be disclosed.”

Meridian’s reportable operating segments fairly present the nature of their products and services. As discussed in the first paragraph of Note 7 to the consolidated financial statements, Meridian’s products and services fall into three general categories: diagnostic test kits (US Diagnostics segment or European Diagnostics segment), and bulk biologicals (antigens, antibodies and reagents) and contract manufacturing (Life Science Segment). Contract manufacturing relates to the manufacture of biologicals and is part of the Life Science segment. The second paragraph in Note 7 to the consolidated financial statements discusses the manner in which these products are assigned to the reportable operating segments: US Diagnostics, European Diagnostics and Life Science. The segment data table on page 51 shows revenues for each reportable operating segment. It is on this basis that we believe we have complied with Paragraph 37.

Comment No. 4 – Exhibit 13

SEC Staff Comment

Item 15. Exhibits and Financial Statements Schedules, page 55

4.	We noted that you specifically incorporated by reference certain portions of your Annual Report to Shareholders, such as the selected financial data required by Item 6. While you indicated that these portions were filed as Exhibit 13, we did not note the filing of this Exhibit. Please file this Exhibit or clarify for us how it was filed.

Meridian’s Response
After checking our records, we learned that we inadvertently omitted filing Exhibit 13 to our 2004 Annual Report on Form 10-K. We will file this exhibit via an amended Form 10-K on or before May 27, 2005.

If you have any questions or need further clarification on these matters, please do not hesitate to contact me.

Respectfully,

/s/ Melissa Lueke

Melissa Lueke
Vice President and Chief Financial Officer